October 23, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James,
Senior Assistant Chief Accountant

RE:	AmbiCom Holdings, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2013 Filed October 29, 2013
Form 8-K dated May 29, 2014
Filed June 3, 2014
File No. 000-54608

Dear Mr. James:

Please be advised that the undersigned is the duly elected Chief Executive Officer of AmbiCom Holdings, Inc. (the “Company”). The purpose of this letter is to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated October 9, 2014 (the “Comment Letter”) the text of which we have incorporated into this response letter for convenience.

Note 10. Subsequent Events, page 18

1. In response to prior comment 1, you told us that you valued the 13,100,437 shares of common stock based upon the average closing price of the common stock during the thirty trading days preceding February 25, 2014, the date of the public announcement of the purchase. As we note that you consummated the purchase of the assets on May 29, 2014, please explain why you believe that your valuation reflects the fair value of the common stock on the date of the purchase. Discuss how you considered the restrictions on the shares in your valuation. Tell us how your valuation considered FASB ASC 805-50-30-2.

As disclosed in our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014, AmbiCom Holdings, Inc., a Nevada corporation (“AmbiCom” or the “Company”), entered into an Asset Purchase Agreement (the “Agreement”) with Veloxum Corp., a Delaware corporation (“Veloxum”) and certain shareholders of Veloxum, pursuant to which the Company agreed to purchase certain assets of Veloxum in exchange for the issuance of a number of shares of the Company’s common stock, equal to $3,000,000 calculated based on the average closing price of the Common Stock during the thirty trading days preceding February 25, 2014. The consideration provided to selling shareholders was 13,100,437 shares of common stock.

The Company commissioned a third party valuation expert to determine the value of the consideration paid to selling shareholders. In accordance with ASC 805-50-25-1, the third party valuation firm determined the value of the 13,100,437 common shares issuable to the selling shareholders (the “Purchase Shares”) based on the closing price of $0.40 per share of common stock on May 15, 2014, the transaction closing date in which the Company acquired the assets purchased. In accordance with ASC 805-50-30-2, the Company determined that the aggregate fair value of the Purchase Shares was approximately $5.2 million.

In accordance with the lock up agreements signed in connection with the Agreement, the persons receiving the shares in the transaction agreed not to sell their shares, with one-half (½) of the shares being released from restriction as of the twelve month anniversary and the remaining one-half (½) shares being released upon the twenty four month anniversary of the agreement. The Company considered whether or not these restrictions were related to an employment agreement with the individuals, and determined that the selling shareholders were not required to provide any additional services as an employee of the Company in order to “earn” their shares, and therefore the fair value of the shares issuable should not be recorded as stock based compensation under ASC 718. Because the restrictions were solely based on the passage of time, the Company determined that the release of the shares was probable at the time of the asset purchase, and therefore did not accord any discount for that passage of time when valuing the consideration issued in the transaction.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ John Hwang

John Hwang,

Chief Executive Officer

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